                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999
                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


     For the transition period from _________________ to _________________


                         Commission file number 0-22532


               ULTIMATE ELECTRONICS 401(K) RETIREMENT SAVINGS PLAN


                           ULTIMATE ELECTRONICS, INC.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

         Delaware                                                84-0585211
--------------------------------------------------------------------------------
State or other jurisdiction of                                (I.R.S. employer
incorporation or organization)                               identification no.)

321 West 84th Avenue, Suite A, Thornton, Colorado                    80260
--------------------------------------------------------------------------------
(Address of principal executive offices)                           (Zip code)


REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE (303) 412-2500


          SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
                                 Not Applicable


SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                                 Title of Class

                                   SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Thornton, State of Colorado, on this 28th day of June, 2000.

Ultimate Electronics 401(k) Retirement Savings Plan



By:  /s/ Alan E. Kessock                                   Date: June 28, 2000
     ------------------------------------------------           ---------------
     Alan E. Kessock
     Senior Vice President, Chief Financial Officer,
     Secretary and a Director (Principal Financial
     and Accounting Officer)

                         CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement No. 33-94636 on Form S-8 pertaining to the Ultimate Electronics 401(k) Retirement Savings Plan of our report dated June 14, 2000, with respect to the financial statements and schedule of the Ultimate Electronics 401(k) Retirement Savings Plan included in this Annual Report on Form 11-K for the year ended December 31, 1999.



/s/ Ernst & Young LLP
---------------------------

Denver, Colorado
June 28, 2000

                                       AUDITED FINANCIAL STATEMENTS
                                       AND SCHEDULE

                                       ULTIMATE ELECTRONICS 401(k)
                                       RETIREMENT SAVINGS PLAN


                                       YEAR ENDED DECEMBER 31, 1999
                                       WITH REPORT OF INDEPENDENT AUDITORS

               ULTIMATE ELECTRONICS 401(k) RETIREMENT SAVINGS PLAN

                          AUDITED FINANCIAL STATEMENTS
                                  AND SCHEDULE

                          Year ended December 31, 1999



                                    CONTENTS

Report of Independent Auditors .............................................. 1

Audited Financial Statements

Statements of Net Assets Available for Benefits.............................. 2
Statement of Changes in Net Assets Available for Benefits.................... 3
Notes to Financial Statements................................................ 4


Schedule

Schedule of Assets Held for Investment Purposes at End of Year............... 8


                         REPORT OF INDEPENDENT AUDITORS


Ultimate Electronics, Inc.
  as Plan Administrator of the
  Ultimate Electronics 401(k) Retirement Savings Plan


We have audited the accompanying statements of net assets available for benefits of Ultimate Electronics 401(k) Retirement Savings Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


Denver, Colorado
June 14, 2000

               ULTIMATE ELECTRONICS 401(k) RETIREMENT SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                            DECEMBER 31,
                                                  -------------------------------
                                                     1999                1998
                                                  -----------         -----------
Cash                                              $        --         $   106,221

Investments, at fair value:
  Mutual funds                                     12,412,192          10,098,239
  Ultimate Electronics, Inc. common stock           3,434,451           1,055,676
  Loans to participants                               802,339             613,986
                                                  -----------         -----------
                                                   16,648,982          11,767,901

Receivables:
  Employer contributions                              285,787             147,607
  Employee contributions                              150,144             200,469
                                                  -----------         -----------
          Total receivables                           435,931             348,076
                                                  -----------         -----------
Net assets available for benefits                 $17,084,913         $12,222,198
                                                  ===========         ===========


SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

               ULTIMATE ELECTRONICS 401(k) RETIREMENT SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1999


Additions:
     Investment income:
          Net appreciation in fair value of investments         $ 3,764,172
          Interest and dividends                                    943,692
                                                                -----------
                                                                  4,707,864
     Contributions:
          Employer                                                  274,795
          Employee                                                1,603,859
                                                                -----------
                                                                  1,878,654
                                                                -----------
     Total additions                                              6,586,518

Deductions:
     Benefits paid to participants                                1,723,803
                                                                -----------
Net increase                                                      4,862,715
Net assets available for benefits:
     Beginning of year                                           12,222,198
                                                                -----------
     End of year                                                $17,084,913
                                                                ===========

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

               ULTIMATE ELECTRONICS 401(k) RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1999

1.   DESCRIPTION OF THE PLAN

The following description of the Ultimate Electronics 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. Copies of these documents are available from the Plan administrator.

The Ultimate Electronics 401(k) Retirement Savings Plan is a defined contribution plan for the benefit of eligible employees of Ultimate Electronics, Inc. (the "Company" or the "Plan Sponsor"). The Plan, which was adopted effective January 1, 1988, is available to any employee of the Company who has completed one year of service and is age twenty-one or older.

Under the provisions of the Plan, participating employees may elect to defer up to $10,000 (in 1999) or 15% of their eligible compensation, whichever is less, during the Plan year, and have such deferred amount contributed to the Plan on their behalf. The participant may direct their investments to a variety of investment options offered by the Plan. The balance in each participant's salary deferral account is fully vested at all times and is not subject to forfeiture for any reason. Participants may not make withdrawals from their elective accounts prior to retirement at age 59 1/2, except in the event of disability, death or termination of employment. The Company determines annually the amount of any profit sharing contribution to be made to the Plan. Amounts contributed by the Company in 1999 matched 25% of an employee's contribution limited to 1.5% of the employee's eligible compensation. The employer's contribution is allocated to each participant's account based upon each participant's eligible compensation for the year. Vesting in the employer's contributions plus earnings thereon is based on years of service. A participant is 100 percent vested after six years of service (vesting 20% per year after the second year of service) or upon death or disability. When a participant terminates employment with the Company, nonvested amounts are forfeited and applied against future employer contributions.

The Company has established a trust fund on behalf of the Plan at US Bank (the "Trustee") effective July 1998 to which contributions are made, from which benefit disbursements are paid, and in which investments are maintained.

Expenses of administering the Plan are paid by the Plan Sponsor. For the year ended December 31, 1999, administrative expenses were approximately $15,000.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the net assets of the Plan are to be distributed to participants based upon the redemption value of their individual accounts as of the termination date. All plan participants become fully vested in the employer's contributions upon plan termination.


2.   SIGNIFICANT ACCOUNTING POLICIES

The Plan's accounting records are maintained on an accrual basis.

The fair value of equity and fixed income securities is based on quoted redemption values on the last business day of the year. The fair value of loans to participants approximates carrying value.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain amounts in the 1998 financial statements have been reclassified to conform with the 1999 financial statement presentation.


3.   INCOME TAX STATUS

The Plan Sponsor has received a determination letter from the Internal Revenue Service dated December 27, 1995, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code (the "Code"), and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes that the Plan is qualified and the related trust is tax exempt.

4.   INVESTMENTS

The fair values of individual investments that represent 5% or more of the Plan's net assets at December 31, 1999 and 1998 are as follows:

                                                      1999               1998
                                                   ----------         ----------
Mutual funds:
   First American Balanced Fund                    $1,160,360         $1,282,133
   Fidelity Equity Income Fund                      2,956,708          3,043,241
   Fidelity Equity Growth Fund                      6,078,137          4,639,192
   Janus Fund                                         724,055                  *
   First American Stable Value Fund                   958,266            685,941
Common stock:
   Ultimate Electronics, Inc. Common Stock          3,434,451          1,055,676


* The Janus Fund was a new investment option added to the Plan during 1999.

During 1999, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

                                            NET REALIZED AND
                                          UNREALIZED APPRECIATION
                                          (DEPRECIATION) IN FAIR
                                           VALUE OF INVESTMENTS
                                          -----------------------
Mutual funds                                    $1,351,329
Ultimate Electronics, Inc. common stock          2,412,843
                                                ----------
                                                $3,764,172
                                                ==========


5.   DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                             DECEMBER 31
                                                      1999                1998
                                                  -----------         ------------
Net assets available for benefits per the
   financial statements                           $17,084,913         $ 12,222,198
Amounts allocated to withdrawn
   participants                                            --             (121,050)
                                                  -----------         ------------
Net assets available for benefits per the
   Form 5500                                      $17,084,913         $ 12,101,148
                                                  ===========         ============


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                            YEAR ENDED
                                                            DECEMBER 31,
                                                               1999
                                                            -----------
Benefits paid to participants per the
   financial statements                                     $ 1,723,803
Less amounts allocated to withdrawn participants at
   beginning of plan year                                      (121,050)
                                                            -----------
Benefits paid to participants per the Form 5500             $ 1,602,753
                                                            ===========


               ULTIMATE ELECTRONICS 401(k) RETIREMENT SAVINGS PLAN

                        EMPLOYER ID# 84-0585211, PLAN 002

          SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT
                            PURPOSES AT END OF YEAR

                                DECEMBER 31, 1999

                                                                                        CURRENT
  IDENTITY OF ISSUER/DESCRIPTION                   SHARES            COST                VALUE
------------------------------------------------------------------------------------------------
First American Stable Value Fund                   44,711         $  929,566         $   958,266
First American Balanced Fund                       93,577          1,278,006           1,160,360
First American Fixed Income Fund                   34,920            384,684             364,219
First American Equity Index Fund                    5,991            161,890             170,447
Fidelity Equity Income Fund                       113,371          3,153,606           2,956,708
Fidelity Equity Growth Fund                        84,924          5,369,436           6,078,137
Janus Fund                                         16,437            682,367             724,055
Ultimate Electronics, Inc. Common Stock**         133,855          1,498,564           3,434,451
Loans to Participants**                                                   --             802,339
                                                                                     -----------
                                                                                     $16,648,982
                                                                                     ===========

** Denotes investment with a party-in-interest to the Plan.

                                    SCHEDULE


                                                                               9